SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 1.01 Entry into a Material Definitive Agreement

On July 7, 2016, Postmedia Network Canada Corp. (the “registrant”) announced a proposed recapitalization transaction (the “Recapitalization Transaction”). In connection with the Recapitalization Transaction, the registrant and its wholly-owned subsidiary, Postmedia Network Inc., have entered into certain material agreements which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this report on Form 6-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

The documents listed below as Exhibits 99.1, 99.2, 99.3 and 99.4 are being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Support Agreement, dated as of July 7, 2016, among the registrant, PNI and Canso Investment Counsel Ltd.

Exhibit 99.2	Support Agreement, dated as of July 7, 2016, among the registrant, PNI and the ad hoc committee of second lien noteholders.

Exhibit 99.3	Backstop Commitment Letter, dated July 7, 2016, among the registrant, PNI and the backstop parties.

Exhibit 99.4	Shareholder Consent Agreement, dated as of July 7, 2016, between the registrant, PNI and the supporting shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: July 11, 2016.

EXHIBIT INDEX

Exhibit 99.1	Support Agreement, dated as of July 7, 2016, among the registrant, PNI and Canso Investment Counsel Ltd.

Exhibit 99.2	Support Agreement, dated as of July 7, 2016, among the registrant, PNI and the ad hoc committee of second lien noteholders.

Exhibit 99.3	Backstop Commitment Letter, dated July 7, 2016, among the registrant, PNI and the backstop parties.

Exhibit 99.4	Shareholder Consent Agreement, dated as of July 7, 2016, between the registrant, PNI and the supporting shareholders.